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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                                  MEDEX, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                                   FCY, INC.
                                 FURON COMPANY
                                   (BIDDERS)
                            ------------------------

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   0005841051
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            DONALD D. BRADLEY, ESQ.
                                 FURON COMPANY
                             29982 IVY GLENN DRIVE
                        LAGUNA NIGUEL, CALIFORNIA 92677
                                 (714) 831-5350
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:

                              GARY J. SINGER, ESQ.
                             THOMAS E. WOLFE, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (714) 760-9600
                            ------------------------

                               NOVEMBER 12, 1996
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE
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
           TRANSACTION                                                AMOUNT OF
            VALUATION*                                               FILING FEE**
--------------------------------------------------------------------------------------------
           $159,301,474                                                $31,860

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*   For purposes of calculating fee only. This amount assumes the purchase price of $23.50 per share of an aggregate of 6,216,601 Shares, and an aggregate of $13,211,350 to be paid in connection with the surrender of outstanding stock options.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ____                 Filing Party: ____
     Form or Registration No.: ____               Date File: ____
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

CUSIP NO. NONE

                                     14D-1


----------------------------------------------------------------------------------------------
    1      Name of Reporting Persons: FCY, Inc.
           S.S. or I.R.S. Identification No. of Above Persons:
           None
----------------------------------------------------------------------------------------------
    2      Check the appropriate box if a member of a group
           (a) [ ]
           (b) [ ]
----------------------------------------------------------------------------------------------
    3      SEC use only
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    4      Source of funds:
           AF
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    5      Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f)
           [ ]
----------------------------------------------------------------------------------------------
    6      Citizenship or place of organization:
           Ohio
----------------------------------------------------------------------------------------------
    7      Aggregate amount beneficially owned by each reporting person:
           1,279,302*
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    8      Check box if the aggregate amount in row (7) excludes certain shares
           [ ]
----------------------------------------------------------------------------------------------
    9      Percent of class represented by amount in row (7):
           20.6%*
----------------------------------------------------------------------------------------------
   10      Type of reporting person:
           CO
----------------------------------------------------------------------------------------------

* See footnote on following page.

CUSIP NO. 0003611061

                                     14D-1


----------------------------------------------------------------------------------------------
    1      Name of Reporting Persons: Furon Company
           S.S. or I.R.S. Identification No. of Above Person:
           95-1947155
----------------------------------------------------------------------------------------------
    2      Check the appropriate box if a member of a group
           (a) [ ]
           (b) [ ]
----------------------------------------------------------------------------------------------
    3      SEC use only
----------------------------------------------------------------------------------------------
    4      Source of funds:
           BK
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    5      Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f)
           [ ]
----------------------------------------------------------------------------------------------
    6      Citizenship or place of organization:
           California
----------------------------------------------------------------------------------------------
    7      Aggregate amount beneficially owned by each reporting person:
           1,279,302*
----------------------------------------------------------------------------------------------
    8      Check box if the aggregate amount in row (7) excludes certain shares
           [ ]
----------------------------------------------------------------------------------------------
    9      Percent of class represented by amount in row (7):
           20.6%*
----------------------------------------------------------------------------------------------
   10      Type of reporting person:
           CO
----------------------------------------------------------------------------------------------

* On November 12, 1996, Furon Company ("Furon"), FCY, Inc. (the "Purchaser") and the directors and officers of Medex, Inc. (the "Company") entered into agreements (the "Director and Officer Agreements") pursuant to which the directors and officers agreed to tender 526,104 shares (the "Director and Officer Shares") to the Purchaser or to sell the Director and Officer Shares to the Company after the later of the consummation of the Offer and January 2, 1997. The directors and officers each also agreed to grant the Purchaser an option to purchase the Director and Officer Shares which is exercisable in the event of a Purchase Event (as defined in the Offer to Purchase). On November 12, 1996, the Company granted Furon an option (the "Company Option") to purchase 753,198 shares (the "Company Option Shares") which also is exercisable in the event of a Purchase Event. The foregoing excludes 971,501 shares subject to stock options held by the directors and officers which they have agreed to tender to the Purchaser or the Company under the Director and Officer Agreements (the "Director and Officer Option Shares"). Furon and the Purchaser hereby disclaim beneficial ownership of the Director and Officer Shares, the Company Option Shares and the Director and Officer Option Shares.

     This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by FCY, Inc., an Ohio corporation ("Purchaser") and wholly owned subsidiary of Furon Company, a California corporation ("Furon"), to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of Medex, Inc., an Ohio corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued under the Rights Agreement, dated as of October 12, 1996 and as amended, between the Company and the Huntington National Bank, as rights agent (the "Rights Agreement"), at a price of $23.50 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits 99.1 and 99.2, respectively. Capitalized terms not defined herein have the meanings assigned thereto in the Offer to Purchase. This Tender Offer Statement on Schedule 14D-1 also constitutes a statement on Schedule 13D with respect to an aggregate of 1,279,302 shares, which includes (i) the Director and Officer Shares that may be acquired by the Purchaser under the Director and Officer Agreements, and (ii) the Company Option Shares that may be acquired by Furon under the Company Option. These 1,279,302 shares exclude the Director and Officer Option Shares subject to stock options held by directors and officers which they have agreed to tender to the Purchaser or the Company under the Director and Officer Agreements. Furon and the Purchaser hereby disclaim beneficial ownership of the Director and Officer Shares, the Company Option Shares and the Director and Officer Option Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Medex, Inc., an Ohio corporation, with its principal executive offices at 3637 Lacon Road, Hilliard, Ohio 43026.

     (b) The information set forth in the Introduction, and Sections 1 and 8 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a-d, g) This Statement is filed on behalf of Furon and Purchaser for purposes of Schedule 14D-1. The information set forth in the Introduction,
Section 8 and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e-f) During the last five years, each of Furon and Purchaser and, to the best knowledge of Furon and Purchaser, each of the persons listed in Schedule I of the Offer to Purchase, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a-b) The information set forth in Sections 8 and 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a-c) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a-g) The information set forth in the Introduction and Sections 10, 11 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a-b) The information set forth in Section 10 of the Offer to Purchase under the captions "Director and Officer Agreements" and "Company Option Agreement" is incorporated herein by reference. Except as set forth in the specified captions of Section 10 of the Offer to Purchase, each of Furon and Purchaser and, to the best knowledge of Furon and Purchaser, each of the persons listed in Schedule I to the Offer to Purchase and each associate or majority-owned subsidiary of all such persons or entities neither beneficially owns nor has any right to acquire, directly or indirectly, any Shares, and each of Furon and Purchaser and, to the best knowledge of Furon and Purchaser, each of the persons or entities referred to above and each executive officer, director or subsidiary of any of the foregoing has not effected any transaction in Shares during the past 60 days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 8 of the Offer to Purchase and the information set forth in Section 10 of the Offer to Purchase under the captions "Director and Officer Agreements" and "Company Option Agreement" is incorporated herein by reference. Except as set forth in Section 8 of the Offer to Purchase and in the specified captions of Section 10 of the Offer to Purchase, each of Furon and Purchaser and, to the best knowledge of Furon and Purchaser, each of the persons listed in Schedule I to the Offer to Purchase does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

   (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.
 (b-c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.
   (d) The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.
   (e) To the best knowledge of Purchaser and Furon, there are no pending legal proceedings relating to the Offer.
   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    99.1  Offer to Purchase, dated November 15, 1996.

    99.2  Letter of Transmittal.

    99.3  Notice of Guaranteed Delivery.

    99.4  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

    99.5  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.

    99.6  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

    99.7  Press Release, dated November 13, 1996.

    99.8  Summary Advertisement, dated November 15, 1996.

    99.9 Credit Agreement, dated as of November 12, 1996, by and between Furon Company and The Bank of New York for a $200,000,000 credit facility (such amount subject to increase to $250,000,000).

   99.10  Agreement and Plan of Merger, dated as of November 12, 1996, among
          Furon Company, FCY, Inc. and Medex, Inc.

   99.11 Form of Agreement, dated as of November 12, 1996, by and among Furon Company, FCY, Inc. and the directors and officers of Medex, Inc.

   99.12 Company Option Agreement, dated as of November 12, 1996, by and between Furon Company and Medex, Inc.

     (d)  None.

     (e)  Not applicable.

     (f)  None.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          FCY, INC.

                                          By: /s/ DONALD D. BRADLEY

                                          --------------------------------------

                                          Name: Donald D. Bradley

                                          --------------------------------------

                                          Title: Secretary

                                          --------------------------------------

                                          FURON COMPANY

                                          By: /s/ MONTY A. HOUDESHELL

                                          --------------------------------------

                                          Name: Monty A. Houdeshell

                                          --------------------------------------

                                          Title: Vice President

                                          --------------------------------------

Dated: November 15, 1996

                                 EXHIBIT INDEX

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                 EXHIBIT NAME                                    PAGE
-------   -----------------------------------------------------------------------   -----------
  99.1    Offer to Purchase, dated November 15, 1996.............................
  99.2    Letter of Transmittal..................................................
  99.3    Notice of Guaranteed Delivery..........................................
  99.4    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees...............................................................
  99.5    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees...........................................
  99.6    Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9....................................................
  99.7    Press Release, dated November 13, 1996.................................
  99.8    Summary Advertisement, dated November 15, 1996.........................
  99.9    Credit Agreement, dated as of November 12, 1996, by and between Furon
          Company and The Bank of New York for a $200,000,000 credit facility
          (such amount subject to increase to $250,000,000)......................
  99.10   Agreement and Plan of Merger, dated as of November 12, 1996, among
          Furon Company, FCY, Inc. and Medex, Inc. ..............................
  99.11   Form of Agreement, dated as of November 12, 1996, by and among Furon
          Company, FCY, Inc. and the directors and officers of Medex, Inc. ......
  99.12   Company Option Agreement, dated as of November 12, 1996, by and between
          Furon Company and Medex, Inc. .........................................
  (d)     None...................................................................
  (e)     Not applicable.........................................................
  (f)     None...................................................................

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